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MAR 02 2020

Washington, DC

ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGV Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 River Street, 9th Floor
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Seidler (917) 687-8043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd. SE, Building 2, Suite 1680 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Seidler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAGV Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAYLOR HERNANDEZ
Notary Public - State of New York
NO. 01HE6377615
Qualified in Nassau County
My Commission Expires Jul 9, 2022

02/19/2020

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGV SECURITIES, INC.

Financial Statements
For the Year Ended December 31, 2019
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAGV Securities, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

February 28, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MAGV SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$	80,445
Accounts receivable		125,000
Prepaid expenses and deposits		4,525
Total assets	$	209,970

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	544
Accrued commissions		64,375
Payroll tax liabilities		1,410
Due to affiliate		120
Total liabilities		66,449
Stockholder's equity		143,521
Total liabilities and stockholder's equity	$	209,970

See accompanying notes.

MAGV SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Investment banking	$	1,956,926
Interest income		376
Total revenues		1,957,302
Expenses		
Commissions		976,400
Compensation and benefits		764,650
Professional services		114,482
Occupancy		34,348
Technology and communications		8,640
Other expenses		75,923
Total expenses		1,974,443
Net loss	$	(17,141)

See accompanying notes.

MAGV SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, December 31, 2018	$	431,433
Net loss		(17,141)
Contribution by stockholder		825,000
Distributions to stockholder		(1,095,771)
Balance, December 31, 2019	$	143,521

See accompanying notes.

MAGV SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net loss	$	(17,141)
Adjustments to reconcile net loss to net cash provided by operations:		
Change in prepaid expenses and deposits		(2,327)
Change in accounts receivable		375,000
Change in accounts payable and accrued commissions		(184,700)
Change in payroll tax liabilities		(21,703)
Change in due to affiliate		120
Net cash provided by operating activities:		149,249
Cash flows from financing activities:		
Contribution by stockholder		825,000
Distributions to stockholder		(1,095,771)
Net cash used by financing activities:		(270,771)
Net decrease in cash		(121,522)
Cash balance:		
Beginning of year		201,967
End of year	$	80,445
Supplemental disclosure of cash flow information:		
State income taxes paid during the year	$	2,215

See accompanying notes.

Note 1 - Summary of significant accounting policies

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from an office located in New Jersey and its customers are located throughout the United States.

Cash: The Company maintains its bank account in a high credit quality bank. The balance at times may exceed federally insured limits.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Income taxes: The Company has elected S Corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible. Based on management review of accounts receivable, no allowance for doubtful accounts is necessary.

Revenue recognition: Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;

Note 1 - Summary of significant accounting policies-continued

- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes investment banking revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Date of management's review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net capital

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2019, the Company had net capital of $78,371 which was $73,371 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 84.79%.

Note 3 - Related Party Transactions

The Company has an expense sharing agreement with an affiliate. Under the terms of this agreement, the Company pays the affiliate for personnel services, occupancy and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2019 was approximately $225,488. The balance due to the affiliate on the accompanying statement of financial condition arose from this services agreement.

Financial condition and results of operation could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

Note 4 – Concentrations

All of the Company's investment banking revenue earned during 2019 was from five customers.

Note 5 – Contingencies

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigations in progress at December 31, 2019.

MAGV SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2019

Net Capital:

Total stockholder's equity	$	143,521
Less non-allowable assets:		
Accounts receivable		60,625
Prepaid expenses and deposits		4,525
Net capital before haircuts		78,371
Less haircuts		-
Net capital		78,371
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	73,371
Aggregate indebtedness	$	66,449
Percentage of aggregate indebtedness to net capital		84.79%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2019, as amended, and net capital as reported above.

MAGV SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

MAGV Securities, Inc.
221 River Street Floor 9
Hoboken, NJ 07030

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 21, 2020

RUBIO CPA, PC
2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

MAGV Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Michael Seidler

Name: Michael Seidler

Title: CEO, CCO & FINOP

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) MAGV Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAGV Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) MAGV Securities, Inc. stated that MAGV Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MAGV Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAGV Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of MAGV Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by MAGV Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating MAGV Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. MAGV Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MAGV Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MAGV Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC